Exhibit 99.2

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States but for Mr. Lucas who is a citizen of France. Also set forth below is the number of shares of Class C Common Stock beneficially owned by such persons as of market close on September 9, 2026. Shares reflected include the following number of shares of Class C Common Stock received in the in-kind distributions described further in this Amendment No. 15 and related transfers: on September 8, 2026: Egon Durban (46,750), Kenneth Hao (22,989), Gregory Mondre (21,956), Joseph Osnoss (4,242) and Christian Lucas (2,072). Additionally, on September 8, 2026, Mr. Osnoss directed 17,000 shares of Class C Common Stock to his Donor Advised Fund.

In the past 60 days, there have been no other transactions by such persons in the Class C Common Stock, except that (i) on September 4, 2026 Mr. Durban sold 37,500 shares of Class C Common Stock at an average weighted price of $520.71, on September 8, 2026 Mr. Durban sold 2,900 shares of Class C Common Stock at an average weighted price of $529.09 and on September 9, 2026 Mr. Durban sold 1,900 shares of Class C Common Stock at an average weighted price of $534.45.

Name	Business Address	Principal Occupation	Class C Common Stock Beneficially Owned
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	CEO and Managing Member of Silver Lake Group, L.L.C.	1,448,208
Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Chairman and Managing Member of Silver Lake Group, L.L.C.	22,989
Christian Lucas	c/o Silver Lake 60 Avenue John F. Kennedy L-1855 Luxembourg	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	137,777
Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-Chairman and Managing Member of Silver Lake Group, L.L.C.	600,903
Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	167,584